UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-11113

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Pacific Capital Bancorp

1021 Anacapa Street

Santa Barbara, CA 93101

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Financial Report

December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Pacific Capital Bancorp Incentive and

Investment and Salary Savings Plan

Santa Barbara, California

We have audited the accompanying statements of net assets available for benefits of Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 25, 2008

/s/ Hutchinson and Bloodgood LLP

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

Assets	2007	2006
Investments, at fair value (Notes 3, 4 and 5)	$79,416,594	$81,746,350

Receivables
Participant contributions	175,917	194,632
Employer contributions	79,948	90,852
Interest receivable	5,962	—
Dividend receivable	10,493	—

Total receivables	272,320	285,484

Total assets	79,688,914	82,031,834
Liabilities	—	—

Net assets reflecting all investments at fair value	79,688,914	82,031,834

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(17,968)	—

Net Assets Available for Benefits	$79,670,946	$82,031,834

The Notes to Financial Statements are an integral part of these statements.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

Additions	2007	2006
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Notes 3, 4 and 5)	$1,144,865	$7,196,301
Dividends	182,288	180,259
Interest	383,453	337,512

	1,710,606	7,714,072

Contributions:
Participant	5,472,726	5,829,296
Employer	2,695,428	2,897,222
Rollover	720,958	543,348

	8,889,112	9,269,866

Transfer from Pacific Capital Bancorp
Employee Stock Ownership Plan and Trust (Note 9)	252,400	457,023

Total additions	10,852,118	17,440,961

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	12,893,337	8,953,480
Administrative expenses	7,275	25,195
Participant loans terminated due to withdrawal of participants	312,394	348,071

Total deductions	13,213,006	9,326,746

Net increase (decrease) in net assets available for benefits	(2,360,888)	8,114,215
Net Assets Available for Benefits
Beginning of year	82,031,834	73,917,619

End of year	$79,670,946	$82,031,834

The Notes to Financial Statements are an integral part of these statements.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1.	Description

The following description of Pacific Capital Bancorp (“the Company”) Incentive and Investment and Salary Savings Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers substantially all employees of the Company who are not covered under a collective bargaining agreement and who have attained age 18 and completed either 250 hours of service in a 90-day consecutive period or one year of service. In addition, employees become eligible to receive Company profit sharing contributions upon attaining age 18 and completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was originally established on January 1, 1966 and was most recently amended effective January 1, 2006 to exclude from the Plan’s definition of compensation (i) the value of qualified and non-qualified stock options, and (ii) the amount received by the Participant when restricted stock becomes freely transferable or is no longer subject to substantial risk of forfeiture.

On December 1, 2007, the Company changed the trustee to Charles Schwab Trust Company; a California chartered non-depository trust company from Prudential Retirement Insurance and Annuity Company (“PRIAC”). Effective January 1, 2008, Charles Schwab Trust Company merged into Charles Schwab Bank, a federal savings bank regulated by the U.S. Office of Thrift Supervision. Charles Schwab Trust Company operates as a division of Charles Schwab Bank.

Contributions

Participants may defer an amount equal to not less than one percent nor more than 80 percent of their Plan compensation, as defined in the Plan, through payroll deductions. Participants may also contribute as rollovers amounts representing distributions from other qualified defined benefit or contribution plans. The maximum employee deferral permitted by the Internal Revenue Code (IRC) for the years ended December 31, 2007 and 2006 was $15,500 and $15,000, respectively. Catch up contributions of $5,000 were available to participants who had attained age 50 or older by December 31, 2007 and 2006 and had not exceeded the contribution limit for the Plan year.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1.	Description of the Plan (Continued)

Contributions (continued)

The Company elected to make matching contributions under the safe harbor rules and regulations of the IRC equal to 100% of the first three percent of the participant’s compensation that he or she contributes to the Plan as deferral contributions, plus 50% of the next three percent of the participant’s compensation that is contributed to the Plan as deferral contributions. The Company may also make annual profit sharing and qualified non-elective contributions. There were no profit sharing or qualified non-elective contributions for the years ended December 31, 2007 and 2006.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s matching contributions and, (b) Plan earnings. Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investment chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, Company safe harbor matching contributions, and qualified non-elective contributions, plus actual earnings thereon. Vesting in the Company’s profit sharing contribution portion of their account is based on years of vested service. On December 21, 2006, the Company adopted a 2-6 year graded vesting schedule in accordance with Pension Protection Act of 2007. The vesting schedule effective January 1, 2007 is as follows:

Years of Service	Percentage Vested

Less than 2	0
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 but less than 7	100

Prior to 2007, the vesting schedule was over seven year period.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1.	Description of the Plan (Continued)

Vesting (continued)

Notwithstanding the above, if a participant is employed by the Company on the date of (1) attaining normal or early retirement or (2) death, or has terminated employment by the reason of permanent disability, the Company profit sharing contributions become 100% vested without regard to years of service.

Participant Loans

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participant’s account and bear interest at the Santa Barbara Bank & Trust base lending rate. Principal and interest is paid ratably through payroll deductions or participant’s own personal checks. The repayment term of the loan is not to exceed five years, except for loans used to purchase the participant’s primary residence, which has a repayment term not to exceed 15 years.

Investment Options

Participants direct the investments of their deferrals, Company matching, profit sharing and qualified non-elective contributions into various investment options offered by the Plan. The Plan currently offers money market, common collective trusts, mutual funds, the Company common stock and self-directed accounts as investment options for participants. The self-directed account is comprised of assets invested at the direction of individual Plan participants.

Benefit Payments

On termination of service, death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of participant’s vested interest in his or her account, a distribution in the form of an annuity, or installment payments. If a participant’s vested account is greater than $1,000 but less than $5,000, and if the participant does not elect to have a rollover into an eligible retirement plan or to receive a distribution directly, such account will be rolled over to an individual retirement plan designated by the Plan Administrator.

The Plan also allows participants to withdraw their employee deferral contributions at age 59-1/2 or upon experiencing a financial hardship as defined by the IRC. Such withdrawals are subject to applicable excise and income taxes, and may only be made with the approval of the Plan Administrator.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1.	Description of the Plan (Continued)

Benefit Payments (continued)

Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Forfeitures

Participants who are not 100% vested will forfeit the non-vested portion of the Company profit sharing contributions upon termination of employment. Such forfeitures may be applied to reduce future contributions of the Company. There was no balance in the forfeited non-vested accounts at December 31, 2007. The forfeited non-vested accounts totaled $1,831 at December 31, 2006. In 2007 and 2006, Company cash contributions were offset by $28,435 and $48,824 of forfeited non-vested accounts, respectively.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but applies under other existing accounting pronouncements that require or permit fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement and, therefore, should be determined based on the assumptions that market participants would use in pricing that asset or liability. SFAS No. 157 also establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from independent sources and the Plan’s own assumptions about market participant assumptions based on the best information available. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years with earlier adoption permitted. The Plan Sponsor does not expect adoption of SFAS No. 157 to have a significant impact on the Plan’s statements of net assets available for benefits and related statements of changes in net assets available for benefits.

Note 2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 2.	Summary of Significant Accounting Policies (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

As of December 31, 2007, the Plan offers money market, common collective trusts, mutual funds, self-directed accounts and the Company common stock as investment options for participants. Common stocks are valued at fair value as determined by quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are stated at outstanding principal amounts, which approximate fair value.

The Charles Schwab Stable Value Fund (“the Fund”) is a collective trust fund which invests in a diversified portfolio of stable assets which include, but are not limited to, units of collective trust funds consistent with the Fund’s objective of stable value, guaranteed investment contracts, bank investment contracts, alternative and separate account investment contracts as well as short-term money market instruments. In determining fair value, the trustee considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts and, with respect to alternative investment contracts, the likelihood of default by the issuer of the investment security. Insurance company and bank contracts are non-transferable but provide for benefit-responsive withdrawals by plan participants at contract value. Alternative and separate account investment contracts consist of investments in underlying securities with wrap contracts, under which a third party guarantees benefit-responsive withdrawals by plan participants at contract value. Investments in units of collective trust funds and short-term investment funds are valued daily at their respective net asset value as reported by the fund. Short-term money market investments are stated at amortized cost, which approximates fair value. Investments in the Charles Schwab Stable Value Fund are fully benefit-responsive (see Note 4) and are recorded in accordance with SOP 94-4 at contract value, which approximates fair value.

During 2006 and the first eleven months of 2007, the Plan offered investments in pooled separate accounts, which were stated at fair market value, as determined by the unit value reported by PRIAC. In addition, the Plan also offered investment in the guaranteed income accounts with PRIAC that were fully benefit-responsive (see Note 5) and were recorded in accordance with SOP 94-4 at contract value, which approximated fair value.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 2.	Summary of Significant Accounting Policies (Continued)

Realized and Unrealized Appreciation (Depreciation)

Realized and unrealized appreciation (depreciation) are based on the market value of the assets at the end of the Plan year compared to the market value of the assets at the beginning of the Plan year, or at the time of purchase for assets purchased/exchanged during the Plan year.

Administrative Expenses

The Company incurs certain expenses in administering the Plan, which are not passed on as expenses of the Plan. Administrative expenses charged to the Plan consist of transaction charges associated with self-directed investment, benefit payments and loan processing.

Beginning in December 2007, the Company began to pay Morton Capital Management, a registered investment advisor and a wholly owned subsidiary of the Company a quarterly fee for investment advisory services provided to the Plan. The quarterly fee is calculated at 15 basis points of total net plan assets, excluding the company’s stock value and brokerage fees.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 3.	Investments

The following presents investments of the Plan as of December 31, 2007 and 2006. Investments that represent 5% or more of the Plan’s net assets are separately identified with an asterisk.

	2007		2006
Noninterest-bearing cash	$9,466		$—
Money market funds	601		—
Common collective trust
Charles Schwab stable value fund	6,672,700	*	—
Insurance company general accounts
Guaranteed income fund	—		6,711,617	*
Pooled separate accounts
Lifetime20 fund	—		12,572,273	*
Lifetime30 fund	—		11,173,523	*
Lifetime40 fund	—		9,394,183	*
Small cap value MEA fund	—		3,722,345
Other pooled separate accounts	—		28,554,618
Mutual funds
Masters Select International	4,176,945	*	—
Schwab S&P 500 Index Inv	4,063,434	*	—
T. Rowe Price Retirement 2010 Adv	12,732,493	*	—
T. Rowe Price Retirement 2020 Adv	11,361,053	*	—
T. Rowe Price Retirement 2030 Adv	12,535,842	*	—
Other mutual funds	20,407,460		—
Self-directed accounts
Cash and cash equivalents	178,823		181,400
Mutual funds	204,508		527,681
Common stock	400,468		281,284
Pacific Capital Bancorp common stock	6,643		—
Limited partnerships	5,533		—
Unit investment trusts	5,786		—
Pacific Capital Bancorp common stock	4,759,356	*	6,695,849	*
Participant loans	1,895,483		1,931,577

Total investments	$79,416,594		$81,746,350

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 3.	Investments (Continued)

During the years ended December 31, 2007 and 2006, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

	2007	2006
Pooled separate accounts	$4,122,046	$7,494,813
Pacific Capital Bancorp common stock	(2,725,780)	(391,029)
Other common stock	—	16,982
Mutual funds	(271,707)	75,535
Collective trust fund	23,275	—
Other	(2,969)	—

Net appreciation in fair value of investments	$1,144,865	$7,196,301

Note 4.	Common Collective Trust

The Charles Schwab Stable Value Fund (“the Fund”) is a collective trust fund which invests in a diversified portfolio of stable assets which include, but are not limited to, units of collective trust funds consistent with the Fund’s objective of stable value, guaranteed investment contracts, bank investment contracts, alternative and separate account investment contracts as well as short-term money market instruments. The Fund primarily invests in investment contracts such as traditional guaranteed investment contracts (“GICs”) and wrap contracts.

In a traditional guaranteed investment contracts, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. Guaranteed investment contracts are measured in accordance with SOP 94-4 and recorded at contract value, which approximates fair value.

In a wrap contract, the underlying investments are owned by the Fund and held in trust for plan participants. The fund purchases a wrap contract from a high quality insurance company or bank. The wrap contract amortizes the realized and unrealized gains and losses on the underlying bonds, typically over the duration of the bonds, through adjustments to the future interest crediting rate. All wrap contracts provide for a minimum interest crediting rate of zero percent.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 4.	Common Collective Trust (Continued)

Wrap contracts interest rates are typically reset on a monthly or quarterly basis. Most wrap contracts use a formula that is based on the characteristics of the underlying bond portfolio. Overtime, the interest rate formula amortizes the Fund’s realized and unrealized market value gains and losses over the duration of the underlying bonds. Changes in market interest rates affect the yield to maturity and the market value of the underlying bonds. As a result, these changes can have a material impact on the contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying bonds, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying bonds relative to the contract value are represented on the statements of net assets as the “adjustment from fair value to contract value for fully benefit-responsive investment contracts”.

The average yield earned by the entire Fund, which is calculated by dividing the annualized earnings of all investments in the Fund by the fair value of all investments in the Fund, for the year ended December 31, 2007, was 4.45%. The average yield earned by the entire Fund, with an adjustment to reflect the actual interest rate credited to participants, for the year ended December 31, 2007, was 4.27%. As discussed in Note 2, the Fund is included in the statements of net assets available for benefits at contract value, which approximates fair value.

In the event that the plan is terminated, there is a material adverse change to the provisions of the Plan, or the employer elects to withdraw from a contract in order to switch to a different investment provider, the amount withdrawn from the contract would be payable at fair value rather than at contract value. The Plan Administrator, however, believes that the occurrence of such event is not probable.

The issuer may terminate the contract upon receiving short notice of the Plan’s loss of its qualified status, incurable material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the issuer could terminate the GICs at the hypothetical market value based upon a contractual formula while it could terminate the wrap contract at the market value of the underlying bonds.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 5.	Investment Contract with Insurance Company

During 2006 and for the first eleven months of 2007, the Plan participated in an unallocated insurance contract with PRIAC by investing in the PRIAC Guaranteed Income Fund (“the PRIAC Fund”). The principal investments underlying the guarantee are high-quality fixed income instruments, mainly consist of intermediate term bonds and commercial mortgages, within a general account. The PRIAC Guaranteed Income Fund is included in the statements of net assets available for benefits at contract value, which approximates fair value.

PRIAC prospectively guaranteed the interest rates credited for the PRIAC Guaranteed Income Fund for six months. The guaranteed interest rate is determined by Prudential Financial, the parent company of PRIAC. Prudential Financial determines the guaranteed rate of interest based on its projected investment earnings, the current interest environment, its investment expenses, and a profit and risk component for the six-moth period. The interest rate ranged from 3.75% to 4.15% less asset charges of 0.50% for 2006. The Plan’s investment in the PRIAC Guaranteed Income Fund had an average net yield of 3.65% as of December 31, 2006. The interest rate was 4.15% less asset charges of 0.50% for the eleven months ended November 30, 2007. The Plan’s investment in the PRIAC Guaranteed Income Fund had an average net yield of 3.65% as of November 30, 2007.

In the event that total distributions or transfers in the PRIAC Guaranteed Income Fund within a calendar year exceeded pre-determined thresholds, the Plan’s ability to transact with the PRIAC Guaranteed Income Fund would be restricted and could result in the PRIAC Fund not being fully benefit-responsive. In November 2007, the value of the PRIAC Fund was fully transferred to Charles Schwab Stable Value Fund (see Note 4).

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 6.	Party-In-Interest Transactions

As of December 31, 2007, certain Plan investments are invested in Charles Schwab mutual funds managed by Charles Schwab Trust Company. In 2006 and for the first eleven months of 2007, certain Plan investments were invested in the PRIAC Guaranteed Income Fund and pooled separate accounts managed by PRIAC, a wholly-owned subsidiary of Prudential Financial. Prudential Bank & Trust Company, FSB, another wholly-owned subsidiary of Prudential Financial, was the Plan’s trustee. As such, transactions with Charles Schwab and the PRIAC qualify as party-in-interest transactions under ERISA. Fees paid by the Plan to PRIAC for the investment management services amounted to $7,200 and $4,604 for the years ended December 31, 2007 and 2006, respectively. Fees paid by the Plan to Charles Schwab amounted to $75 for the year ended December 31, 2007.

In addition, the Plan invests in a unitized common stock fund of Pacific Capital Bancorp, the Plan Sponsor. The fund is comprised of a short-term investment fund component and shares of Pacific Capital Bancorp common stock. The unit values of the Fund are recorded and maintained by Prudential Financial Services, a subsidiary of Prudential Financial, until November 30, 2007. The unit values of the Fund are recorded and maintained by Charles Schwab Trust Company for the month of December 2007. During the years ended December 31, 2007 and 2006, the Plan’s investment activities and valuation of the fund were approximately as follows:

	2007	2006
Purchases	$1,007,900	$1,117,000
Sales	5,266,511	1,323,000
Net depreciation and dividends	(2,543,000)	(213,000)
Investment value	4,766,000	6,696,000

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 7.	Tax Status

The Plan obtained its latest determination letter on March 21, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 9.	Transfer from Pacific Capital Bancorp Employee Stock Ownership Plan and Trust

In 2007 and 2006, certain employees and their participant account balances of $252,400 and $457,023, respectively, were transferred from the Pacific Capital Bancorp Employee Stock Ownership Plan and Trust (an affiliated plan) to the Plan. In accordance with the provisions of the IRC, when employees have been participating in an Employee Stock Ownership Plan for 10 years and have attained the age of 55, the Company is required to permit those “qualified” employees to begin to diversify the assets that are held in their accounts. For those employees electing to diversify under these provisions, the proceeds from the sale of Pacific Capital Bancorp Common Stock are transferred to the Plan and may be used to purchase any of the investment options offered by the Plan. These participants are immediately vested in their account balances.

Note 10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 11.	Reconciliation of Financial Statements to Form 5500

The Company’s 2006 Form 5500 was prepared under the cash basis method. The following is a reconciliation of net assets available for benefits as of December 31 as reported on the financial statements and Form 5500:

	2007	2006
Per financial statements	$79,670,946	$82,031,834
Contributions receivable	—	(285,484)
Fair value adjustment for fully benefit-responsive investment contracts	17,968	—

Per Form 5500	$79,688,914	$81,746,350

The following is a reconciliation of the employer contributions for the year ended December 31 as reported on the financial statements and Form 5500:

	2007	2006
Per financial statements	$2,695,428	$2,897,222
Employer contribution receivable – prior year	90,852	92,870
Employer contributions receivable – current year	—	(90,852)

Per Form 5500	$2,786,280	$2,899,240

The following is a reconciliation of the participant contributions for the year ended December 31 as reported on the financial statements and Form 5500:

	2007	2006
Per financial statements	$5,472,726	$5,829,296
Participant contributions receivable – prior year	194,632	190,818
Participant contributions receivable – current year	—	(194,632)

Per Form 5500	$5,667,358	$5,825,482

Supplemental Schedule

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Ein: 95-3673456

Plan Number 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value

*	Charles Schwab Trust Company Brokerage Services	Noninterest-Bearing Cash	*	*	$9,466

*	Charles Schwab Trust Company	Schwab US Treasury Money Fund	*	*	601

*	Charles Schwab Stable Value Fund	Common / Collective Trusts	*	*	6,672,700

	Bridgeway Small Cap Value N	Mutual Funds	*	*	2,994,820

	Fairholme Fund	Mutual Funds	*	*	2,734,775

	FPA New Income Fund	Mutual Funds	*	*	1,733

	Growth Fund of America	Mutual Funds	*	*	2,587,083

	Harbor International Ret	Mutual Funds	*	*	27,813

	JP Morgan U.S. Real Estate	Mutual Funds	*	*	19,329

	Loomis Sayles Bond Ret	Mutual Funds	*	*	1,222,633

	Managers AMG Skyline Special Equities	Mutual Funds	*	*	162

	Masters Sel Smaller Companies	Mutual Funds	*	*	2,740,661

	Masters Select Equity	Mutual Funds	*	*	5,514

	Masters Select International	Mutual Funds	*	*	4,176,945

	Masters Select Value	Mutual Funds	*	*	1,364,343

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Ein: 95-3673456

Plan Number 002

Schedule H, Line 4i - Schedule of Assets

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value

	Merger Fund	Mutual Funds	*	*	$106

	Mutual Beacon Cl A	Mutual Funds	*	*	2,755,068

	PIMCO Total Return D	Mutual Funds	*	*	1,271,314

	PRIMECAP Odyssey Growth	Mutual Funds	*	*	8,497

	Schneider Value	Mutual Funds	*	*	53,775

*	Schwab Core Equity	Mutual Funds	*	*	14,198

*	Schwab Hedged Equity Select	Mutual Funds	*	*	22,537

*	Schwab International Index	Mutual Funds	*	*	33,113

*	Schwab S&P 500 Index Inv	Mutual Funds	*	*	4,063,434

*	Schwab Small Cap Index Select	Mutual Funds	*	*	23,432

	T. Rowe Price Emerging Markets Stock	Mutual Funds	*	*	158,083

	T. Rowe Price New Era Fund	Mutual Funds	*	*	70,661

	T. Rowe Price Retirement 2010 Adv	Mutual Funds	*	*	12,732,493

	T. Rowe Price Retirement 2020 Adv	Mutual Funds	*	*	11,361,053

	T. Rowe Price Retirement 2030 Adv	Mutual Funds	*	*	12,535,842

	T. Rowe Price Retirement 2040 Adv	Mutual Funds	*	*	33,165

	T. Rowe Price Retirement 2050 Adv	Mutual Funds	*	*	3,005

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Ein: 95-3673456

Plan Number 002

Schedule H, Line 4i - Schedule of Assets

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value

	T. Rowe Price Retirement Inc Adv	Mutual Funds	*	*	$2,214,101

	Thornburg Core Growth A	Mutual Funds	*	*	47,539

*	Pacific Capital Bancorp	Plan sponsor common stock	*	*	4,759,356

*	Participant loans	Interest rates ranging from 5.0% - 9.75%, maturing on various dates through July 2022	-0-		1,895,483

		Total participant-directed			78,614,833

*	Personal Choice Retirement Accounts	Cash and Cash Equivalents	*	*	178,823

*	Personal Choice Retirement Accounts	Common Stocks	*	*	400,468

*	Personal Choice Retirement Accounts	Pacific Capital Bancorp Common Stock	*	*	6,643

*	Personal Choice Retirement Accounts	Mutual Funds	*	*	204,508

*	Personal Choice Retirement Accounts	Limited Partnerships	*	*	5,533

*	Personal Choice Retirement Accounts	Unit Investment Trusts	*	*	5,786

		Total self-directed accounts			801,761

					$79,416,594

*	Party-in-interest transactions as defined by ERISA.

**	Cost omitted in accordance with Department of Labor’s reporting requirements for participant-directed accounts.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan (Name of Plan)

Date: June 27, 2008	/s/ Stephen V. Masterson
Stephen V. Masterson Executive Vice President and Chief Financial Officer